February 14, 2006

Via EDGAR and Facsimile

Ms. Kimberly Calder

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Alliance Resource Partners, L.P.

Form 10-K, Filed March 15, 2005

Letter dated January 23, 2006

File No. 0-26823

Dear Ms. Calder:

On behalf of Alliance Resource Partners, L.P. (the “Partnership”), we are responding to observations made by the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) transmitted to Mr. Joseph W. Craft III on January 23, 2006 regarding the above-captioned Form 10-K for the fiscal year ended December 31, 2004, as amended on August 16, 2005 (the “2004 Form 10-K”), which followed the Staff’s previous letter, dated November 17, 2005, and the Partnership’s response thereto, dated January 9, 2006. We welcome the continued dialogue with the Staff in our collective effort to ensure the Partnership’s compliance with applicable disclosure requirements and to enhance the overall disclosure in the Partnership’s filings.

In our response below, we will first address issues raised by the Staff concerning our 2004 Form 10-K. Second, we will address issues related to our Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”).

2004 Form 10-K

As stated in our initial response letter dated January 9, 2006, while each of the Partnership’s individual mines may be considered a component of the Partnership that engages in business activities from which it earns revenues and incurs expenses and for which discrete financial information is available, the Partnership’s operating results for 2004 were not regularly reviewed on a mine-by-mine basis by the chief operating

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

decision maker (“CODM”), Mr. Joseph W. Craft III, the Partnership’s President and Chief Executive Officer, to make resource allocation decisions and assess performance. The CODM’s focus is designed to ensure that the Partnership meets its primary business objective of achieving sustainable, capital-efficient growth in consolidated cash flows that will allow for increasing distributions by the Partnership to its unitholders. In attempting to meet this objective, the CODM manages the Partnership on an enterprise-wide basis for purposes of allocating resources and assessing performance. The CODM’s operating decisions are made from a market-based perspective and reflect a long-term view of U.S. coal production in each of the major Eastern U.S. coal fields. The Partnership’s presence in these producing areas allows the CODM to maintain a macro view of these coal markets as a whole.

We also noted that the Partnership’s marketing function is centralized rather than conducted on a mine-by-mine basis and that day-to-day management of the Partnership’s coal production operations is decentralized, with the CODM focusing on key operating metrics to monitor the ability of mine personnel to effectively minimize controllable costs and maximize productivity.

Although our CODM manages the Partnership on an enterprise-wide basis for purposes of allocating resources and assessing performance, as of December 31, 2004, the CODM did receive financial information on a monthly basis which included discrete operating results for each of its eight mines. The CODM’s receipt of reports with discrete financial information was a matter of convenience since he was using reports prepared in formats that are standard accounting department reports. The CODM used selected information from these reports for the purpose of allocating resources and assessing performance. Based on the information used by the CODM in his decision making process, our initial response was predicated on the belief that the Partnership’s separate mining operations did not meet the definition of operating segments under the provisions of paragraph 10 of Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information (as amended) (“SFAS 131”). Consequently, we did not believe that providing an aggregation analysis under the provisions of paragraph 17 of SFAS 131 was necessary in our initial response.

In light of the comments contained in your January 23, 2006 letter, however, the Partnership now understands that, as of December 31, 2004, the Staff considers each of our eight mines to be operating segments under paragraph 10 of SFAS 131. We believe that the Partnership’s mining operations were appropriately aggregated in 2004 as a single reportable segment under the provisions of paragraph 17 of SFAS 131. Our analysis supporting this belief is provided below.

In light of the CODM’s receipt of mine-by-mine discrete operating results (average sales prices and Adjusted EBITDA) as of December 31, 2004, we have identified eight operating segments (Dotiki complex, Warrior complex, Hopkins County Coal complex, Pattiki complex, Gibson complex, Pontiki complex, MC Mining complex and Mettiki

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

complex) under SFAS 131 and have aggregated these operating segments into one reporting segment under the provisions of paragraph 17 of that statement.

Paragraph 17 of SFAS 131 states the following:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our analysis below addresses each of these aggregation criteria in turn:

Similar Economic Characteristics. Exhibit “A” sets forth, on a mine-by-mine basis, average sales prices and Adjusted EBITDA Margins for the years 2000 to 2004. As discussed above, although not used as the basis for allocating resources or assessing performance, Adjusted EBITDA Margin is the profitability measure received by the CODM for the years 2000 to 2004. The Partnership has a strategy of maintaining a significant long-term contract position for both its sales tonnage and total coal sales. While this strategy has enhanced our overall operating efficiency, financial stability and consolidated profitability by providing greater predictability of coal sales volumes and prices, it also results in variability of average sales prices and Adjusted EBITDA Margins at individual mining operations. The period to period financial results of an individual mining operation is significantly impacted by the timing of legacy contract renewals, entering into new long-term contracts at current market terms, application of market re-opening provisions in existing long term sales contracts, and opportunities to sell coal into spot markets. As a result of this mix of legacy and current coal supply agreements, some inherent variability in average sales prices and Adjusted EBITDA Margins between periods at individual mines and between mines is expected. Despite the variability that may result at individual mining operations, these contract mix and marketing decisions made by the CODM are consistent with his long-term view of the Eastern U.S. coal markets and the objective of generating sustained growth in consolidated cash flow. Consequently, timing differences in average sales price and Adjusted EBITDA

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

Margins at a particular operation would not change the CODM’s decision process for allocating resources and assessing performance.

Variability in Adjusted EBITDA Margins between periods and between mines is also attributable to the Partnership’s centralized marketing function. As previously explained, the centralized marketing function allows the CODM to allocate coal shipments between the Partnership’s various mining operations to meet the demands of customers based on the shipment mix that maximizes consolidated cash flows. Assigning coal shipments in this manner to maximize overall Partnership financial results can and does result in variability to financial performance as the profitability of an individual mine(s) may be penalized with a corresponding benefit realized by another mine(s). Consequently, variability in average sales prices and Adjusted EBITDA Margins resulting from the allocation of coal shipments to or from a particular mining operation would not change the CODM’s decision process for allocating resources and assessing performance.

An example of the assignment of coal shipments under our centralized marketing function is the routine reallocation of the Partnership’s various coal supply agreements with the Tennessee Valley Authority (“TVA”). The Partnership has several coal supply agreements with TVA, each with varying terms and conditions. The shipment of coal sales volumes under these various coal supply agreements are routinely allocated between the Dotiki, Warrior Coal, Hopkins County Coal and Pattiki complexes. With the objective of maximizing the Partnership’s consolidated cash flows, these allocations are made to address operational or logistical issues that arise from time to time at these complexes. Additionally, allocations between these complexes are made to accommodate requests from TVA that result from operational or logistical issues that arise at the various TVA power plants serviced by the Partnership.

In the FASB Implementation Guide, Segment Information – Guidance on Applying Statement 131, Q&A #8 notes the following:

“Statement 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.”

As noted in Exhibit “A”, the 2000 – 2004 average sales price for six of the Partnership’s mines are within a very narrow range of $22.89 to $25.66 and the remaining two mines, both of which had average sales prices of approximately $32.00, were considered to be similar to the others. The Adjusted EBITDA Margin for the five years is within a narrow range for seven of the eight mines,

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

ranging from 4.15 to 7.71. The only mine not within this narrow range is Hopkins, which was temporarily idled as explained on Exhibit “A”. Therefore, we believe that the long-term Adjusted EBITDA Margin is similar.

We believe, therefore, that the Partnership’s average sales prices and Adjusted EBITDA Margins are consistent with expectations for coal production in the Eastern U.S. coal fields and meet the similar economic characteristic criteria. Exhibit “A” is provided under separate cover together with a request under Regulation 200.83 that such information be held in confidence by the SEC.

We also believe that qualitative issues should be considered in assessing the economic characteristics of our coal operations. Our coal operations are operated in a similar manner and face similar competitive and operating risks. Our coal mines all have a high level of fixed and semi-fixed costs.

Additionally, our coal mines are capital intensive. Significant ongoing capital allocations are required to maintain our existing facilities and continue coal production. The major pieces of mining equipment require routine replacement and/or significant rebuilds. For example, the cost of each routine rebuild, which are scheduled every two to three years, of a continuous mining unit approaches $1 million. In addition, the cost of each routine rebuild of support equipment can cost several hundred thousand dollars. Consequently, a significant portion of our annual capital commitments are non-discretionary and are associated with the CODM’s commitment to maintaining production from each of our existing operating regions.

The nature of the products and services. The Partnership produces and markets bituminous coal in the Eastern United States. There is no natural segregation among the way the coal is produced, the type of coal produced, where the coal is produced or to whom the coal is sold, on a mine-by-mine basis or otherwise, indicating that aggregation of the Partnership’s operations would be appropriate under SFAS 131.

The nature of the production processes. The Partnership is almost exclusively an underground coal producer, utilizing underground mining processes typical in the Eastern United States All of the Partnership’s operations are union-free with similar pay and benefit packages. Each of the Partnership’s coal mining operations are subject to similar revenue and/or production based taxes (e.g. black lung tax, reclamation tax and royalties).

The Partnership does have two surface operations, both of which are immaterial to its consolidated financial results. One of the surface operations, at the Hopkins County Coal complex, depleted its active mining area in December 2005. The Hopkins County Coal complex is transitioning to an underground mine, referred to as Elk Creek, in 2006. The other remaining surface operation is a support mine

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

at the Mettiki complex, which is principally an underground operation, which produced 34,000 and 134,000 tons of coal in 2004 and 2005, respectively, and is expected to produce of approximately 144,000 tons of coal in 2006.

The type and class of customer for products and services. The Partnership’s customers are almost exclusively power generators. In 2004, 79% of the Partnership’s coal sales tonnage was consumed by electric utilities for electricity generation with the remaining coal sales consumed almost entirely by cogeneration plants and industrial users for power generation. The Partnership’s customers are focused on the delivered cost per million BTU, with the result that the Partnership competes with coal sourced by utilities from various geographic regions in the United States. In many cases, the Partnership’s customers do not purchase coal from a single mine or group of mines, and, in fact, frequently, production from more than one of the Partnership’s mines may be used to satisfy any particular customer’s requirements.

The methods used to distribute products or services. The Partnership’s coal is shipped by rail, truck or barge or a combination of these means of transportation. The Partnership uses similar methods of transportation at all of its various mining operations to distribute its coal.

The nature of the regulatory environment. The Partnership’s mining operations are subject to similar local, state and federal regulatory frameworks. These regulatory frameworks include, but are not limited to, (i) administration of safety and health standards by the Mine Safety and Health Administration and similar regulatory agencies in each state, (ii) the Surface Mining Control and Reclamation Act that requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities, (iii) the Federal Black Lung Benefits Act, and (iv) federal and state regulations for obtaining and maintaining mining permits.

As indicated above, the factual characteristics of the Partnership’s coal operations do not suggest material differences among economic characteristics, products, production, customers, distribution or regulatory environment that would support additional segment presentation. Accordingly, management believes that an analysis of the factors presented in paragraph 17 of SFAS 131 support its conclusion that the Partnership’s coal operations may be aggregated into a single reportable segment.

We also note that in your letter dated January 23, 2006 you concluded, based on your analysis of the discrete financial information on a mine by mine basis that our CODM was receiving as of December 31, 2004, the aggregation of Dotiki, Warrior, and Pattiki as the Illinois region and Pontiki and MC Mining as the Kentucky region appear reasonable. In keeping with the objective of SFAS 131 that information on operating segments be provided on the same basis as it is used internally, we want to emphasize that our CODM

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

has never received discrete financial information aggregated by Illinois, Kentucky or other geographic region. This is in keeping with our CODM’s position that he manages the Partnership on an enterprise-wide basis, which is consistent with the Partnership’s single reportable segment presentation. Therefore, any aggregation based on your suggested groupings would not appear to be meaningful or useful to investors.

Conclusion

As discussed in detail above, the Partnership has concluded that its financial results as of December 31, 2004 are appropriately reflected in the presentation of a single reportable segment. The Partnership believes that a single reportable segment meets the objectives and basic principles of SFAS 131 and provides the users of its financial reports the best means of understanding the performance of the Partnership, assessing the Partnership’s prospects for future net cash flows and making informed judgments about the Partnership as a whole. The single reportable segment also accurately reflects the Partnership’s structure, organization and management. In addition, the Partnership’s single reportable segment is consistent with the management approach utilized by its chief operating decision maker in allocating resources, financing operating activities and assessing performance. In addition to satisfying the criteria for presenting a single reportable segment based on the management approach of allocating resources and assessing performance, we believe the Partnership’s operations meet the aggregation criteria of SFAS 131.

2005 Form 10-K

As detailed in our letter dated January 9, 2006, effective December 31, 2005 all reports received by the Partnership’s CODM have been modified so that Mr. Craft receives discrete financial information only on a consolidated basis. The Partnership made these modifications to conform the reports to the manner by which Mr. Craft uses the information for purposes of allocating resources and assessing performance. Based on our January 25, 2006 conversation with you, we understand that in light of the modifications to the reports received by Mr. Craft, the Staff will not object to our determination that for year 2005 financial reporting the Partnership has a single reportable segment.

Therefore in our Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), which we expect to file on or before March 16, 2006, we intend to present one reportable segment for 2005 and the prior years 2004 and 2003 will be consistently presented as one reportable segment in accordance with paragraph 34 of SFAS 131. In light of the single segment presentation in our 2005 Form 10-K, it is unclear why, even if the Staff believed there was more than one reportable segment as of December 31, 2004, an amendment to our 2004 Form 10-K would be necessary since the segment information in the 2005 Form 10-K will update the information in the 2004 Form 10-K.

Kimberly Calder

Senior Assistant Chief Accountant

February 14, 2006

Requested Acknowledgments

As requested in your letter, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended December 31, 2004,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and
•	the Partnership may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to call me at 918.295.7673 if you have any questions.

Sincerely,

/s/ Brian L. Cantrell

Brian L. Cantrell

Senior Vice President and

Chief Financial Officer

Enclosure